

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 1, 2016

Via E-mail
Robert McCullough, Jr.
Chief Financial Officer
MEDITE Cancer Diagnostics, Inc.
4203 SW 34th Street
Orlando, Florida 32811

> **RE:** **MEDITE Cancer Diagnostics, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed August 25, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 25, 2016**
> **File No. 000-00935**

Dear Mr. McCullough:

We have reviewed your August 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 26

1.      We note that your revisions in response to comment 5 were made to the disclosure of your evaluation of disclosure controls and procedures. Please note that our comment relates to the disclosure required by Item 308(a)(2) of Regulation S-K under which you should include a statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting. Please note that no similar

requirement exists under Item 307 for your disclosure controls and procedures. In future filings, please revise this report to identify the COSO framework your management used in its assessment (i.e., 2013 framework) and revise the second paragraph of the Evaluation of Disclosure Controls and Procedures section to remove the language you added.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Exhibits 31.1, 31.2, 31.1 and 31.2

2.      Please amend your Form 10-Q to include currently dated exhibits 31 and 32 as required by Exchange Act Rule 13a-14(a) and Section 1350.

Acknowledgments

3.      The acknowledgments provided by the company were not in the form requested. As previously requested, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery